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FORM 12b-25	SEC FILE NUMBER
000-53088

CUSIP NUMBER
NOTIFICATION OF LATE FILING	200497 10 5

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 25, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

COMMAND CENTER, INC.
Full Name of Registrant

3609 S. Wadsworth Suite 250 Lakewood, CO	80235
(Address of Principal Executive Offices)	(Zip Code)

(866) 464-5844
(Registrant's Telephone Number, including Area Code).
3901 N. Schreiber Way, Coeur d’Alene, ID	83815
(Address of Principal Executive Offices)	(Zip Code)

(Former name, former address and former fiscal year, if changed since last report)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Completion of the Form 10-Q for the period ended September 25, 2015 has been delayed as the result of the relocation of the Company’s corporate office from Coeur d’Alene, Idaho to Lakewood, Colorado, including relocation of the accounting and finance functions of the Company.  As a result, the Company is unable to file its quarterly report on Form 10-Q for the period ended September 25, 2015 without unreasonable effort or expense. Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeff Wilson		720-307-8036
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMMAND CENTER, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 09, 2015		By:	/s/ Jeff Wilson
Name Jeff Wilson
Title Principal Accounting Officer